Exhibit 12.1
GOODRICH PETROLEUM CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes	$14,419	$(37,554)	$(3,606)	$(7,768)	$(6,771)
Plus: fixed charges	7,845	2,359	1,110	1,051	985

Earnings available for fixed charges	$22,264	$(35,195)	$(2,496)	$(6,717)	$(5,786)

Fixed Charges:
Interest expense	$7,845	$2,359	$1,110	$1,051	$985

Total fixed charges	$7,845	$2,359	$1,110	$1,051	$985

Ratio of Earnings to Fixed Charges	2.84	(a )	(b )	(c )	(d )

(a)	Earnings for the year ended December 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $37,554 thousand.

(b)	Earnings for the year ended December 31, 2004 were inadequate to cover fixed charges. The coverage deficiency was $3,606 thousand.

(c)	Earnings for the year ended December 31, 2003 were inadequate to cover fixed charges. The coverage deficiency was $7,768 thousand.

(d)	Earnings for the year ended December 31, 2002 were inadequate to cover fixed charges. The coverage deficiency was $6,771 thousand.